1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC April 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – May 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for April 2022: On a consolidated basis, revenue for April 2022 was approximately NT$172.56 billion, an increase of 0.3 percent from March 2022 and an increase of 55.0 percent from April 2021. Revenue for January through April 2022 totaled NT$663.64 billion, an increase of 40.1 percent compared to the same period in 2021.

TSMC April Revenue Report (Consolidated):

(Unit:NT$ million)
Period	April 2022	March 2022	M-o-M Increase (Decrease) %	April 2021	Y-o-Y Increase (Decrease) %	January to April 2022	January to April 2021	Y-o-Y Increase (Decrease) %
Net Revenue	172,561	171,967	0.3	111,315	55.0	663,637	473,725	40.1

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	April	Net Revenue	172,561,382	111,314,794
	Jan. ~ April	Net Revenue	663,637,255	473,725,024

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		76,116,018	35,422,940
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		542,071,638	2,455,957
	TSMC**			191,841,000
	TSMC***			237,068,844
	TSMC Japan Ltd.****		309,636	298,056

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	143,694,765
	Mark to Market Profit/Loss	(4,698,203)
	Unrealized Profit/Loss	(4,207,012)
Expired Contracts	Notional Amount	347,940,369
	Realized Profit/Loss	(1,034,677)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	40,548,715
	Mark to Market Profit/Loss	(1,088,352)
	Unrealized Profit/Loss	(1,072,756)
Expired Contracts	Notional Amount	113,600,016
	Realized Profit/Loss	47,536
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,758,956
	Mark to Market Profit/Loss	(96,978)
	Unrealized Profit/Loss	(84,938)
Expired Contracts	Notional Amount	62,542,586
	Realized Profit/Loss	(320,861)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		(3,010)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,629,697
	Mark to Market Profit/Loss	119,845
	Unrealized Profit/Loss	124,641
Expired Contracts	Notional Amount	5,421,722
	Realized Profit/Loss	41,453
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(21,281)
Expired Contracts	Notional Amount	27,877,770
	Realized Profit/Loss	1,368,757
Equity price linked product (Y/N)		N